UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM N-54C

             NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO
          SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
      FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act"), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name: Nortia Capital Partners, Inc.
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Address of Principal Business Office:
                              400 Hampton View Court, Alpharetta, Georgia 30004
                              --------------------------------------------------
                                   (No. & Street, City, State, Zip Code)

Telephone Number (including area code): (770) 777-6795
                                        ----------------------------------------

File Number under the Securities Exchange Act of 1934: 0-26843
                                                       -------------------------

      In addition to completing the cover page, a company withdrawing its election under section 54(a) of the Act must state one of the following bases for filing the notification of withdrawal:

      A. The company has never made a public offering of its securities; does not have more than 100 security holders for purposes of section 3(c)(1) of the Act and the rules thereunder; and does not propose to make a public offering.

      B. The company (1) has distributed substantially all of its assets to its security holders and has effected, or is in the process of effecting, a winding-up of its affairs, and (2) is not liquidating as part of a merger.

      C. The company has (1) sold substantially all of its assets to another company; or (2) merged into or consolidated with another company. Give the name of the other company and state whether the other company is a registered investment company, a company excluded from the definition of an investment company is a registered investment company, a company excluded from the definition of an investment company by section 3(c)(1) of the Act, a business development company, or none of the above.

      D. The company has changed the nature of its business so as to cease to be a business development company, and such change was authorized by the vote of a majority of its outstanding voting securities or partnership interests. Describe the company's new business. Give the date of the shareholders' or partners' meeting and the number of votes in favor of the opposed to the change.

      E.    The company has filed a notice of  registration  under  section 8 of
            the  Act.  State  the  filing  date  of  the  company's   notice  of
            registration (Form N-8A) under the Act.

      F. Other. Explain the circumstances surrounding the withdrawal of election

            The filing being withdrawn was filed in error under an incorrect CIK code.



Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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                                    SIGNATURE

      Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of Alpharetta and the sate of Georgia on the 1st day of February, 2005.

[SEAL]                     Signature         Nortia Capital Partners, Inc.
                                      ------------------------------------------
                                                   (Name of Company)

                                 By   /s/ William J. Bosso
                                      ------------------------------------------
                                       (Name of director, officer or general
                                      partner signing on behalf of the company)

Attest: /s/ Matthew Henninger         Chief Executive Officer
       ----------------------         ------------------------------------------
            (Name)                                 (Title)

President
-----------------------------
           (Title)